UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Wyser-Pratte & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Bedford Road Suite 312
(No. and Street)

Mt. Kisco	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Wyser-Pratte & Co., Inc.
Statement of Financial Condition
December 31, 2019

Wyser-Pratte & Co., Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
       applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption
report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule
15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Scott Principi, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Wyser-Pratte & Co., Inc. as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature _____

CEO _____
Title

Subscribed and sworn
to before me



5/08/2020



ERIKA LOPEZ
Notary Public
Connecticut
My Commission Expires Mar 31, 2021

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Wyser-Pratte & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
May 8, 2020

Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 108,381
Commissions receivable	59
Due from Affiliate	238,174
Other assets	18,161
Total Assets	**$ 364,775**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 52,017
Total liabilities	52,017
Stockholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	382,790
Deficit	(71,032)
Total stockholder's equity	312,758
Total Liabilities and Stockholder's Equity	**$ 364,775**

See notes to Statement of Financial Condition

Wyser-Pratte & Co., Inc.

Notes to Statement of Financial Condition
December 31, 2019

1. **Organization and Business**

   Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company primarily acts as the broker of record for transactions initiated by its affiliated investment advisor on behalf of customers, for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash

   All cash deposits are held at one financial institution and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes

   The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. The stockholder is liable for personal income taxes on the Company's taxable income.

   Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

3. **Fair Value of Financial Instruments**

   Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1), commissions receivable (Level 2), and due to/from affiliate (Level 2).

4. **Related Party Transactions and Concentrations**

   The Company has entered into an Administrative Services Agreement (the "Services Agreement") with its affiliate, Wyser-Pratte Management Company, Inc. ("WPM"), that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, WPM provides administrative, facility and other management and back-office services to the Company.

As of December 31, 2019, the Company has an outstanding receivable of $238,174 from WPM, as a result of the prepayment of administrative costs. The amount due from affiliate represents a concentration of credit risk.

The Company earned its entire commission income from related parties, of which approximately 54% is from the EuroPartners Arbitrage Fund (the "Fund"), in which the sole stockholder of the Company is also the principal of the investment adviser of the Fund. The remaining balance is from the accounts owned by the stockholder of the Company, and an entity owned by the stockholder of the Company. Commissions charged by the Company are discretionary.

The accompanying financial statement is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

5. Regulatory Requirements

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2019, the Company had net capital of $56,364 which exceeded its requirement of $5,000 by $51,364.

The Company's customer activities are handled by another broker, which acts as a clearing broker for these customers. The Company itself does not handle cash or securities on behalf of customers.

6. COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

7. SUBSEQUENT EVENTS

After discussions with FINRA, which were ongoing prior to December 31, 2019, from May 2020 onwards, the Company will no longer have an Administrative Services Agreement with its affiliate, WPM. In addition, the ownership of the Company will be transferred to a trust administered by an independent trustee and the Company has moved its operations to new premises. The Company has determined that these developments will not materially affect its ongoing operations.